This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States.

PRIMERO ANNOUNCES US$75 MILLION BOUGHT-DEAL OFFERING OF 5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, January 20, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase US$75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “Debentures”) on a bought-deal basis (the “Offering”). Primero has also granted the underwriters an option to purchase up to an additional 15% of the Offering, on the same terms and conditions, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Offering is expected to close on or about February 9, 2015.

The Company intends to use the net proceeds of the offering and the Option (if exercised) for general corporate purposes as well as to fund underground development and mill expansion plans at its San Dimas mine, to fund development and capital expenditures at the Black Fox complex and to repay the indebtedness outstanding under its US$75.0 million revolving credit facility.

The Debentures will be direct, subordinated, unsecured obligations of Primero and will rank equally with one another and with all other existing and future unsecured indebtedness of Primero (other than Senior Indebtedness, as that term will be defined in the trust indenture governing the Debentures). The Debentures will mature on February 28, 2020.

The Debentures will bear interest at a rate of 5.75% per annum, payable in US dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The Debentures will be convertible into Primero Common Shares at a conversion price of US$6.55 per share, representing a conversion rate of 152.6718 Primero shares per US$1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The Debentures will not be redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the Debentures may be redeemed by Primero, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price. In connection with the Offering, Primero will file a preliminary short-form prospectus in all provinces of Canada, except Quebec. The Offering is subject to customary regulatory approvals, including the approval of the Toronto Stock Exchange. The Debentures being offered, and the Common Shares issuable upon the conversion or redemption of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws of the United States. Accordingly, the Debentures may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “intends,” “expects,” “will,” “may,” “would” or “expected” or variations (including negative and grammatical variations) of such words and phrases such as “approximately” or similar statements or the negative connotation thereof. Certain forward looking information is identifiable by its context and may be expressed in the present tense including references to anticipated benefits of future events or current matters that are continuing.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s intended use of proceeds from the offering.

Forward-looking statements are inherently subject to risks and uncertainties, including those described in Primero’s Annual Report on Form 40-F for the year ended December 31, 2013 under the heading “Risk Factors.” Readers are cautioned that, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.